

June 17, 2010

David Ward
Chief Executive Officer
Blue Moon Investments
1620 Dickson Ave
Suite 700
Kelowna, British Columbia V1Y 9Y2

      Re: **Form 10-K/A1 for Fiscal Year Ended September 30, 2009
Filed February 12, 2010
Form 10-Q for the Fiscal Quarter Ended December 31, 2009
Filed April 9, 2010
File No. 000-29021**

Dear Mr. Ward:

We issued comments to you on the above captioned filing(s) on May 13, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 1, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 1, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Angela Halac, Senior Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services